T313

C m

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2003
WASH, D.C.
187

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
[redacted]average burden	
[redacted]sponse......	12.00

ANNUAL AUDITED R
FORM X-17A-5
PART III

03001782

SEC FILE NUMBER
8- 44166

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HENCORP BECSTONE SECURITIES, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 BRICKELL AVENUE, SUITE 1010
(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAUL HENRIQUEZ 305-373-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name – *if individual, state last, first, middle name*)

2699 SOUTH BAYSHORE DRIVE	MIAMI	FLORIDA	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, RAUL HENRIQUEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HENCORP BECSTONE SECURITIES, L.C., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

Managing Director
Title

Notary Public

OLGA BUSTAMANTE
Notary Public - State of Florida
My Commission Expires Apr 29, 2005
Commission # DD021232

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included: accordingly it is requested that this report be given confidential treatment.

CONTENTS

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Sole Member
Hencorp Becstone Securities, L.C.
Miami, Florida

We have audited the accompanying statement of financial condition of Hencorp Becstone Securities, L.C. as of December 31, 2002, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hencorp Becstone Securities, L.C. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miami, Florida
January 31, 2003

Kaufman, Rossin & Co.

HENCORP BECSTONE SECURITIES, L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$	3,091,185
DUE FROM BROKERS (NOTES 2 AND 3)		2,406,099
OTHER RECEIVABLES		393
	$	5,497,677

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities (Note 4)	$	638,763
CONTINGENCY (NOTE 6)		
MEMBER'S EQUITY		4,858,914
	$	5,497,677

See accompanying notes.

HENCORP BECSTONE SECURITIES, L.C.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES		
Profit from participation agreement (Note 3)	$	10,846,626
Commissions		1,752,876
Placement fees		298,955
Net trading profits		68,119
Interest and dividends		50,318
Other		69,110
Total revenues		13,086,004
EXPENSES		
Clearing charges		146,075
Commissions		76,735
Dues and subscriptions		39,981
Management fees (Note 4)		4,174,790
Other general and administrative		38,147
Professional fees		12,000
Total expenses		4,487,728
NET INCOME	$	8,598,276

See accompanying notes.

HENCORP BECSTONE SECURITIES, L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

MEMBER'S EQUITY AS OF DECEMBER 31, 2001	$ 4,322,638
DISTRIBUTIONS	(8,062,000)
NET INCOME	8,598,276
MEMBER'S EQUITY AS OF DECEMBER 31, 2002	**$ 4,858,914**

See accompanying notes.

HENCORP BECSTONE SECURITIES, L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	8,598,276
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Due from brokers	(	120,248)
Other receivables		6,983
Accounts payable and accrued liabilities		27,072
Total adjustments	(	86,193)
Net cash provided by operating activities		8,512,083
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions	(	8,062,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		450,083
CASH AND CASH EQUIVALENTS - BEGINNING		2,641,102
CASH AND CASH EQUIVALENTS - ENDING	$	3,091,185

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Hencorp Becstone Securities, L.C. (the Company), was organized in December 24, 1998 as a Florida Limited Liability Company and commenced operations on January 1, 1999. The Company, successor to Hencorp, Becstone & Company, is a broker and dealer specializing in emerging market issues. The Company acts primarily as participant with another broker-dealer in profits principally generated from Latin American customer transactions in emerging market debt and equity securities, options, foreign exchange and security financing arrangements (Note 3). The Company also acts in an agency capacity, brokering equities, bonds and options, for commissions. To a lesser extent, the Company also trades securities for its own account and earns placement fees for introducing clients to various offshore funds.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

Cash and cash equivalents include liquid instruments with a purchased maturity of three months or less. The Company may, during the course of operations, maintain cash balances in excess of federally insured limits.

Securities Transactions

Securities transactions and related commission income and clearing charges are reported on a trade date basis.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the tax return of the Company's sole member.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. DUE FROM BROKERS

The Company's primary clearing and depository operations are provided by Pershing, a division of DLJ Securities, whose principal office is in Jersey City, New Jersey. Additionally, due from brokers at December 31, 2002 includes receivables related to the Company's profit participation arrangement with Refco Capital Markets (Note 3).

Amounts due from brokers at December 31, 2002 are held at brokers in the following countries, and subject to the credit risks inherent in those countries:

Bermuda	$ 2,215,452
United States	190,647
	$ 2,406,099

NOTE 3. PROFIT FROM PARTICIPATION AGREEMENT

The Company is a participant in profits generated from customers' transactions with Refco Capital Markets, Ltd. ("RCM"). Transactions with these customers are handled by Refco Emerging Markets ("REM"), a branch of Refco Securities, LLC and related to the Company by virtue of common management. In connection with this profit participation agreement, the Company receives a 59% share of the income generated from securities transactions with customers handled by REM. For the year ended December 31, 2002, the Company earned $10,846,626 related to this activity, of which $2,131,099 is included in due from brokers in the accompanying statement of financial condition at December 31, 2002.

NOTE 4. MANAGEMENT AGREEMENT

The Company receives management and administrative services, including office facilities, from an entity affiliated by virtue of common ownership. In this regard, the affiliate incurs significant operating expenses and provides facilities and staff in consideration of a management fee. For the year ended December 31, 2002, the Company incurred $4,174,790 of management fees of which $626,763 is included in accounts payable and accrued liabilities in the accompanying statement of financial condition at December 31, 2002.

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2002, the Company's "Net Capital" was $2,642,429, which exceeded requirements by $2,542,429 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.24 to 1.

NOTE 6. CONTINGENCY

The Company has been named as a defendant in a case alleging misappropriation of a customer's securities, approximating $1,300,000. This case is in its inception phase with the parties likely to initiate discovery in early 2003. The Company plans on vigorously contesting the plaintiff's claim. The likelihood of an unfavorable outcome to the Company, if at all, cannot be determined at this time.

SUPPLEMENTARY INFORMATION

HENCORP BECSTONE SECURITIES, L.C.

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2002

CREDITS		
Member's Equity	$	4,858,914
DEBITS		
Receivable from brokers, foreign		2,215,452
Other receivables		393
Total debits		2,215,845
NET CAPITAL BEFORE HAIRCUTS ON CASH EQUIVALENTS		2,643,069
HAIRCUTS ON CASH EQUIVALENTS		640
NET CAPITAL		2,642,429
MINIMUM NET CAPITAL REQUIREMENT - greater of $100,000 or 6 2/3% of aggregate indebtedness of $638,763		100,000
EXCESS NET CAPITAL	$	2,542,429
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.24 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	638,763

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See independent auditors' report.

HENCORP BECSTONE SECURITIES, L.C.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Sole Member
Hencorp Becstone Securities, L.C.
Miami, Florida

In planning and performing our audit of the financial statements and supplementary information of Hencorp Becstone Securities, L.C. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miami, Florida
January 31, 2003

Kaufman, Rossin & Co.